Note: [01 Mar 2017] – The following is a consolidation of 13-501F1. It incorporates amendments to this document that came into effect on March 1, 2017. This consolidation is provided for your convenience and should not be relied on as authoritative.

FORM 13-501F1
CLASS 1 REPORTING ISSUERS AND CLASS 3B REPORTING ISSUERS – PARTICIPATION FEE

MANAGEMENT CERTIFICATION

I, Christopher Cherry, an officer of the reporting issuer noted below have examined this Form 13-501F1 (the **Form**) being submitted hereunder to the Alberta Securities Commission and certify that to my knowledge, having exercised reasonable diligence, the information provided in the Form is complete and accurate.

SIGNED: Christopher Cherry
Name: Christopher Cherry
Title: Chief Financial Officer and Secretary

Date: March 21, 2018

Reporting Issuer Name: C21 Investments Inc.

End date of previous financial year: January 31, 2018

Type of Reporting Issuer: [×] **Class 1 reporting issuer** [ ] **Class 3B reporting issuer**

Highest Trading Marketplace: TSX Venture Exchange (NEX Board)

<u>Market value of listed or quoted equity securities</u>:

Equity Symbol CXXI.H

1st Specified Trading Period (dd/mm/yy) 28/02/17 to 30/04/17

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace $ 0.0200 (i)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		(ii)	18,546,952
Market value of class or series	(i) x (ii)	$ (A)	370,939.0400

2nd Specified Trading Period (dd/mm/yy) 31/05/17 to 31/07/17

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$ (iii)	1.1500
Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		(iv)	5,979,695.00
Market value of class or series	(iii) x (iv)	$ (B)	6,876,649.2500

3rd Specified Trading Period (dd/mm/yy) 31/08/17 to 31/10/17

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$ (v)	0.8500
Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		(vi)	5,979,695.00
Market value of class or series	(v) x (vi)	$ (C)	5,082,740.7500

4th Specified Trading Period (dd/mm/yy) 30/11/17 to 31/01/18

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace $ 1.3800 (vii)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period 5,979,695.00 (viii)

Market value of class or series (vii) x (viii) $ 8,251,979.1000 (D)

5th Specified Trading Period (dd/mm/yy) NA to NA

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace $ 0.0000 (ix)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period 0.00 (x)

Market value of class or series (ix) x (x) $ 0.0000 (E)

Average Market Value of Class or Series (Calculate the simple average of the market value of the class or series of security for each applicable specified trading period (i.e. A through E above)) $ 5,145,577.0000 (1)

(Repeat the above calculation for each other class or series of equity securities of the reporting issuer (and a subsidiary, if applicable) that was listed or quoted on a marketplace at the end of the previous financial year)

Fair value of outstanding debt securities:

(Provide details of how value was determined)		$ (2)	0.0000
Capitalization for the previous financial year	(1) + (2)	$	5,145,577.0000
Participation Fee		$	400.0000
Late Fee, if applicable		$	
Total Fee Payable (Participation Fee plus Late Fee)		$	400.0000